Mail Stop 4561

January 4, 2007

Renato A. DiPentima
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, Virginia 22033
(703) 803-1500

Re: **SRA International, Inc. (File No. 001-31334)**
        Form 10-K for the Fiscal Year Ended June 30, 2006

Dear Mr. DiPentima,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Financial Statements

Description of Statements of Operations Items

1.   We note from your disclosure that cost of services includes salaries, wages, and associated fringe benefits of direct labor. Please clarify whether this line item also includes stock-based compensation costs associated with direct labor. Refer to SAB Topic 14F.

Consolidated Statements of Operations, page F-4

2.   We note from disclosure throughout your filing that you have two classes of
        common stock outstanding (i.e., Class A and Class B). Tell us what consideration
        you gave to computing earnings per share for both Class A and Class B common
        shares pursuant to the two-class method. Refer to paragraphs 60 and 61 of SFAS
        128. We note from your disclosure on page F-15 that each class of common stock
        participates equally, however, it appears that you may have a material number of
        dilutive securities in Class A common stock, which may result
        in different diluted EPS for the two classes.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Contract Accounting

3.   For each of your types of contract (i.e. cost-plus-fee, time-and-materials, and
        fixed-price), please clarify the accounting literature relied upon and explain why
        use of this method is appropriate considering the nature of your contracts. We
        note that your services offerings include strategic consulting; systems design,
        development and integration; and outsourcing and managed services, in addition
        to the development of business solutions. Clarify whether any of these
        arrangements involve the significant production, modification or customization of
        software and are, therefore, accounted for under SOP 81-1 pursuant to paragraph
        7 of SOP 97-2. Otherwise, please note that footnote 1 of SOP 81-1 does not
        permit the use of contract accounting for service contracts.

4.   To the extent that any of your arrangements are accounted for under SAB 104, tell
        us why you believe it is appropriate to use costs as the basis for revenue
        recognition. In this regard, for each of your service offerings explain why you
        believe that costs incurred are consistent with the pattern in which services are
        provided to the customer.

5.   Explain the nature of any multiple element arrangements. Tell us whether any of
        your multiple element arrangements are subject to the separation criteria of EITF
        00-21. If so, tell us the nature of the elements involved, the nature of the units of
        accounting that you account for as a separate and discrete earnings process and
        support for your conclusions that, among other things, the delivered items have
        value on a standalone basis. Clarify whether or not you ever customize software
        for your customer and then service and/or perform the processing for them using
        the customized software. If so, help us understand how you separate and value

the SOP 81-1 deliverable (that is, the significant production, modification or customization of the software) from the non-SOP 81-1 deliverable (that is, the processing by using the customized software). Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief